SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the period    22 October to 12 September               , 2003    .

Carlton Communications Plc

(Translation of Registrant’s Name Into English)

25 Knightsbridge London SW1X 7RZ England

(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__________

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__________

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

Press Release Wednesday 5 November 2003
SIGNATURES

CONTENTS OF REPORT

Document

1.	ITV Board in Waiting dated 05.11.03

Press Release Wednesday 5 November 2003

Granada plc	Carlton Communications plc

ITV

A Steering Committee consisting of the six Non-Executive Directors announced on 10th October 2003 (three from Granada PLC (“Granada”) and three from Carlton Communications PLC (“Carlton”)) met earlier today to discuss the future Board structure for ITV following completion of the proposed merger of Granada with Carlton.

That Committee agreed that pending completion of the merger, Sir Brian Pitman (from Carlton) should act as interim Chairman and Sir George Russell (from Granada) as interim Deputy Chairman of a “Board-in-waiting” consisting of those six Non-Executive Directors and Charles Allen and Henry Staunton (respectively the designated Chief Executive and Finance Director of ITV). The Board-in-waiting will facilitate decision making for the combined business.

It was also agreed that a firm of recruitment specialists should be appointed immediately to recommend to the Board-in-waiting an independent candidate for the position of Non-Executive Chairman of ITV. The objective is to have the Chairman in place by the time that the merger is completed, which is expected to happen early in the New Year.

Press enquiries:	Jonathan Clare Andrew Garfield	Citigate Dewe Rogerson Brunswick	Tel: 020 7638 9571 Tel: 020 7404 5959

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CARLTON COMMUNICATIONS Plc

Date: 12 September, 2003	/s/ David Abdoo

	Name:	David Abdoo
	Title:	Company Secretary